UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          SUNRISE ASSISTED LIVING, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    86768K106
                                 (CUSIP Number)

                             FRR Investments Limited
                            c/o Unsworth & Associates
                                Herengracht 483,
                               1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243

                                 with copies to:

             RCW Holdings S.A.R.L. and LMR Global Holdings S.A.R.L.
                            c/o Unsworth & Associates
                                 Herengracht 483
                               1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243

                                Mr. J.B. Unsworth
                            c/o Unsworth & Associates
                                 Herengracht 483
                               1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-622-3243
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 24, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 86768K106

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    RCW Holdings S.A.R.L.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,964,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,964,800

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,964,800

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.96%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No. 86768K106

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    LMR Global Holdings S.A.R.L.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,964,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,964,800

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,964,800

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.96%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

                             SCHEDULE 13D

CUSIP No. 86768K106

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    FRR Investments Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,964,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,964,800

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,964,800

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.96%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

          This Amendment No. 2 to Schedule 13D amends and restates the
Schedule 13D dated December 30, 1999 and Amendment No. 1 dated January 6,
2000.

Item 1.  Security and Issuer.

          This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Sunrise Assisted Living, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7902 Westpark Drive, McLean, Virginia 22102.

Item 2.  Identity and Background.

          (a) The names of the persons filing this Schedule 13D are RCW Holdings S.A.R.L., a Luxembourg corporation ("RCW Holdings"), LMR Global Holdings S.A.R.L., a Luxembourg corporation ("LMR Global Holdings"), and FRR Investments Limited, a Cayman Islands corporation ("FRR Investments" and, collectively with RCW Holdings and LMR Global Holdings, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

          RCW Holdings is 100% owned by RCW Equities Limited, a Cayman Islands corporation ("RCW Equities"). RCW Equities is 100% owned by RCW Overseas Limited, a Cayman Islands corporation ("RCW Overseas"). RCW Overseas is 100% owned by the LMR Issue Trust, a Guernsey, Channel Islands trust (the "LMR Issue Trust"). The trustee of the LMR Issue Trust is the Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trust Company").

          LMR Global Holdings is 100% owned by RF Investments Limited, a Guernsey, Channel Islands corporation ("RF Investments"). RF Investments is 100% owned by RF Holdings Limited, a Guernsey, Channel Islands corporation ("RF Holdings"). RF Holdings is 100% owned by the PLR Issue Trust, a Guernsey, Channel Islands trust (the "PLR Issue Trust"). The trustee of the PLR Issue Trust is St. Anne's Trustees Limited, a Guernsey, Channel Islands corporation ("St. Anne's Trustees").

          FRR Investments is 100% owned by the FRR Trust, a Guernsey, Channel Islands trust (the "FRR Trust"). The Trustee of the FRR Trust is the Monument Trust Company.

          LMR Protector Limited, a Cayman Islands corporation ("LMR Protector"), has the power under the trust declarations to remove or replace the Trustee.

          The names of the managers of RCW Holdings are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Equities are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RCW Overseas are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the Monument Trust Company are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner.

          The name of the manager of LMR Global Holdings is J.B. Unsworth. The name of the directors and executive officers of RF Investments are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of RF Holdings are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of the St. Anne's Trustees are Alexander Elder, Gary Taylor and Alan Michael Chick.

          The names of the directors and executive officers of FRR Investments are J.B. Unsworth and Henry Reichmann. The names of the directors and executive officers of The Monument Trust Company are as noted above in this Item 2(a).

          The names of the directors and executive officers of LMR Protector are J.B. Unsworth and Joseph Reichmann.

          (b) The business address of each of (i) RCW Holdings, (ii) each of the managers of RCW Holdings, (iii) RCW Equities, (iv) each of the directors of RCW Equities, (v) RCW Overseas, (vi) each of the directors of RCW Overseas is: c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the LMR Issue Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands. The business address of the Monument Trust Company is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trust Company is as follows:

          Simon Brooks               14 New Street, St. Peter Port, Guernsey
          Stephen John Harlow        14 New Street, St. Peter Port, Guernsey
          Simon Richard Henning      14 New Street, St. Peter Port, Guernsey
          Geoffrey Robert Le Page    14 New Street, St. Peter Port, Guernsey
          Andrew John Tabemer        14 New Street, St. Peter Port, Guernsey
          Ansel Edwin Holder         Canada Court, Upland Road, St. Peter Port,
                                     Guernsey
          Kenneth Rayner             Canada Court, Upland Road, St. Peter Port,
                                     Guernsey


          The business address of each of (i) LMR Global Holdings, (ii) the manager of LMR Global Holdings, (iii) RF Investments, (iv) each of the directors and executive officers of RF Investments, (v) RF Holdings and
(vi) each of the directors and executive officers of RF Holdings is: c/o J.B. Unsworth, Herengracht 483, 1017 BT, Amsterdam. The business address of the PLR Issue Trust is Richmond House, St. Anne's Place, St. Peter Port, Guernsey. The business address of St. Anne's Trustees is St. Anne's Trustees Limited, Richmond House, St. Anne's Place, St. Peter Port, Guernsey. The business address of each of the directors and executive officers of St. Anne's Trustees is Richmond House, St. Anne's Place, St. Peter Port, Guernsey.

          The business address of (i) FRR Investments, and (ii) each of the directors of FRR Investments is: c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of the FRR Trust is Manor Place, St. Peter Port, Guernsey, Channel Islands. The business address of the Monument Trust Company is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trust Company is as noted above in this Item 2(b).

          The business address of LMR Protector is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector is c/o J.B. Unsworth, Herengracht 483, 1017 BT, Amsterdam.

          (c) Each of RCW Holdings, RCW Equities and RCW Overseas is a corporation whose principal business is to hold, finance and participate in investments. The LMR Issue Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. The Monument Trust Company is a corporation whose principal business is to provide professional trustee and corporate management services.

          Each of LMR Global Holdings, RF Investments and RF Holdings is a corporation whose principal business is to hold, finance and participate in investments. The PLR Issue Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. St. Anne's Trustees is a corporation whose principal business is to provide professional trustee and corporate management services.

          FRR Investments is a corporation whose principal business is to hold, finance and participate in investments. The FRR Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the trust. The Monument Trust Company is a corporation whose principal business is to provide professional trustee and corporate management services.

          The present principal occupation of each of the managers of RCW Holdings is a corporate executive. The present principal occupation of each of the directors of RCW Equities is a corporate executive. The present principal occupation of each of the directors of RCW Overseas is a corporate executive. The principal occupation of each of the directors and executive officers of the Monument Trust Company is as follows:

          Simon Brooks                     Chartered Accountant
          Stephen John Harlow              Chartered Accountant
          Simon Richard Henning            Chartered Accountant
          Geoffrey Robert Le Page          Accountant
          Andrew John Tabemer              Chartered Accountant
          Ansel Edwin Holder               Managing Director - Banking
          Kenneth Rayner                   Head of Trust for British Isles


          The present principal occupation of the manager of LMR Global Holdings is a corporate executive. The present principal occupation of each of the directors and executive officers of RF Investments is a corporate executive. The present principal occupation of each of the directors and executive officers of RF Holdings is a corporate executive. The present principal occupation of each of the directors and executive officers of St. Anne's Trustees is a corporate director.

          The present principal occupation of each of the directors of FRR Investments is a corporate executive. The present principal occupation of each of the directors and executive officers of the Monument Trust Company is noted above in this Item 2(c).

     (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) RCW Holdings is organized under the laws of Luxembourg. Each of the managers of RCW Holdings is a Canadian citizen. RCW Equities is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Equities is a Canadian citizen. RCW Overseas is organized under the laws of the Cayman Islands. Each of the directors and executive officers of RCW Overseas is a Canadian citizen. The LMR Issue Trust is organized under the laws of Guernsey, Channel Islands. The Monument Trust Company is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trust Company is a British citizen.

          LMR Global Holdings is organized under the laws of Luxembourg. The manager of LMR Global Holdings is a Canadian citizen. RF Investments is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of RF Investments is a Canadian citizen. RF Holdings is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of RF Holdings is a Canadian citizen. The PLR Issue Trust is organized under the laws of Guernsey, Channel Islands. St. Anne's Trustees is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of St. Anne's Trustees is a British citizen.

          FRR Investments is organized under the laws of Cayman Islands. Each of the directors of FRR Investments is a Canadian citizen. The FRR Trust is organized under the laws of Guernsey, Channel Islands. The Monument Trust Company is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trust Company is a British citizen.

          The LMR Protector Trust is organized under the laws of the Cayman Islands. J.B. Unsworth is a Canadian citizen. Joseph Reichmann is an Israeli citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          RCW Holdings acquired the 70,000 shares of Common Stock for $857,362 in the aggregate. RCW Holdings obtained these funds from its working capital. RCW Holdings acquired shares prior to the filing of the original Schedule 13D dated December 30, 1999. RCW Holdings subsequently disposed of shares as shown in Item 5(c).

          LMR Global Holdings acquired the 385,000 shares of Common Stock for $4,258,100 in the aggregate. LMR Global Holdings obtained these funds from its working capital.

          FRR Investments acquired the 874,800 shares of Common Stock for $10,482,798 in the aggregate. FRR Investments obtained these funds from its working capital.

Item 4.  Purpose of Transaction.

          The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

          Representatives of the Reporting Persons and the Issuer have met to discuss potential areas of interest. No conclusions were reached.

          None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          To the best of the Reporting Persons' knowledge, based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of shares of outstanding Common Stock is 21,938,424 shares.

          (a) RCW Holdings holds 705,000 shares of Common Stock, which represent 3.21% of the issued and outstanding shares of Common Stock. RCW Holdings, LMR Global Holdings and FRR Investments may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

          LMR Global Holdings holds 385,000 shares of Common Stock, which represent 1.75% of the issued and outstanding shares of Common Stock. RCW Holdings, LMR Global Holdings and FRR Investments may each, pursuant to Rule 13d-5(v)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

          FRR Investments holds 874,800 shares of Common Stock, which represent 3.99% of the issued and outstanding shares of Common Stock. RCW Holdings, LMR Global Holdings and FRR Investments may each, pursuant to Rule 13d-5(b)(1) of the Exchange Act, be deemed to be the beneficial owner of such shares.

          Accordingly, the Reporting Persons as a group have beneficial ownership of 1,964,800 shares of Common Stock, which represents 8.96% of the issued and outstanding shares of Common Stock.

          (b) RCW Holdings, LMR Global Holdings and FRR Investments as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock.

          (c) During the 60 days prior to the date of the original Schedule 13D through the date hereof, RCW Holdings acquired the following shares of Common Stock:

               DATE                   NUMBER OF        PURCHASE PRICE PER
                                       SHARES               SHARE ($)

          December 10, 1999            25,400              $12.2550
          December 13, 1999            26,200              $12.2118
          December 14, 1999            18,400              $12.2900

These shares were purchased in open market transactions.

          During the 60 days prior to the date of the original Schedule 13D through the date hereof, RCW Holdings sold the following shares of Common
Stock:


               DATE                   NUMBER OF        PURCHASE PRICE PER
                                       SHARES               SHARE ($)

          December 17, 1999            385,000             $11.0600

These shares were sold privately to LMR Global Holdings.

          During the 60 days prior to the date of the original Schedule 13D through the date hereof, LMR Global Holdings acquired the following shares of Common Stock:

               DATE                   NUMBER OF        PURCHASE PRICE PER
                                       SHARES               SHARE ($)

          December 17, 1999            385,000             $11.0600

These shares were purchased in a private transaction from RCW Holdings.

          During the 60 days prior to the date of the original Schedule 13D through the date hereof, FRR Investments acquired the following shares of Common Stock:

               DATE                   NUMBER OF        PURCHASE PRICE PER
                                       SHARES                SHARE ($)

          December 20, 1999           128,700              $11.3523
          December 21, 1999            52,100              $11.4468
          December 22, 1999           200,000              $11.6793
          December 23, 1999           225,800              $11.9713
          December 27, 1999           154,900              $11.8439
          December 28, 1999             3,900              $11.8585
          December 29, 1999             7,300              $11.9110
          January 13, 2000             12,200              $13.2500
          January 14, 2000              7,400              $13.7290
          January 18, 2000             45,800              $13.8354
          January 19, 2000             19,300              $14.2056
          January 20, 2000             17,400              $14.2245
These shares were purchased in open market transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          RCW Holdings, LMR Global Holdings and FRR Investments may be deemed to be a group pursuant to Section 13d-3 and Rule 13d-5(b)(1) of the Exchange Act. However, the Reporting Persons and the other persons named in
Item 2(a) have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between themselves and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated as of December 30, 1999

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: As of January 26, 2000


                                      RCW Holdings, S.A.R.L.

                                      By:/s/ J.B. Unsworth
                                        --------------------------
                                      Name: J.B. Unsworth
                                      Title:  Manager


                                      LMR Global Holdings S.A.R.L.

                                      By:/s/ J.B. Unsworth
                                        --------------------------
                                      Name: J.B. Unsworth
                                      Title:  Manager


                                      FRR Investments Limited

                                      By:/s/ J.B. Unsworth
                                        --------------------------
                                      Name: J.B. Unsworth
                                      Title: Director